SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
' 240.13d-2(a)

(Amendment No. __)*

TITAN ENERGY WORLDWIDE, INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

88828R204
(CUSIP Number)

John M. Tastad
6130 Blue Circle Drive
Minnetonka, MN   55343
(952)  217-0424

With a copy to:

Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN   55402
(612-672-8200)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

August 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88828R 20 4	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS John M. Tastad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,290,119 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,290,119 Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,290,119 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.7%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $.0001 par value per share (the “Shares”), of Titan Energy Worldwide, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 55820 Grand River Avenue, Suite 100, New Hudson, MI   48165-8713.

Item 2.  Identity and Background.

This Schedule 13D is being filed by John M. Tastad (the “Reporting Person”).  The principal business address for Mr. Tastad is 6130 Blue Circle Drive, Minnetonka, MN   55343.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purposes of Transaction.

The Reporting Person acquired these shares for investment purposes. The Reporting Person reserves the right, should he determine to do so at any time after the date of this filing, to take such actions with respect to his holdings in the Company as he deems appropriate in light of the circumstances existing from time to time. Such actions may include continuing to hold the shares, disposing of some or all of the shares in the open market or otherwise, acquiring additional shares in the open market or otherwise, or exercising his rights as a shareholder of the Company by, for example, making shareholder proposals. Such proposals may include the nomination of director-nominees to serve on the Company’s Board of Directors, or other steps to influence or alter the composition of the Company’s Board of Directors.  In addition, the Reporting Person may determine to assert claims against one or more members of management, or other persons who have engaged in dealings with the Company.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when the Reporting Person deems it appropriate.

Item 5.  Interest in the Securities of the Issuer.

(a)           Mr. Tastad beneficially owns 3,290,119 Shares.  According to information provided by the Issuer in its most recently filed Amended Annual Report on Form 10-K/A, as of April 5, 2011, the Issuer had 30,720,996 Shares outstanding.  Based upon this information, Mr. Tastad is the beneficial owner of 10.7% of the outstanding Shares.

(b)           Mr. Tastad has sole voting and dispositive power with respect to 3,290,119 shares.

(c)           The Reporting Person has had no transactions in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Agreements, Understandings With Respect to Securities of the Issuer.

None.

Item 7.  Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2011	/s/ John M. Tastad
John M. Tastad